September 18, 2008

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn:	Mr. Mark Kronforst, Accounting Branch Chief
Mail Stop 4561
VIA EDGAR

Re:	StarTek, Inc.
Form 10-K for the Fiscal Year ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File No. 001-12793
Dear Mr. Kronforst:
On behalf of StarTek, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter dated September 5, 2008. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.
Form 10-Q for Quarterly Period Ended June 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
General
1.	We note your response to prior comment number 1 and your disclosure on page 15 of the Form 10-Q for the period ended June 30, 2008 regarding facility openings and closings. The disclosure in MD&A should help to provide investors and others with an accurate understanding of the company’s current and prospective financial position and operating results. See Section II of SEC Release 33-8056. The referenced language in the Form 10-Q appears to be generic in nature and may not be useful in providing readers with management’s insight on how facility openings and closings affected the company’s results of operations in that period. It might be more useful, for instance, to discuss what the specific driving forces were that led you to make facility changes in Texas, the Philippines, and Arkansas. To the extent any such changes were indicative of larger known trends, they should be discussed. In future filings, please ensure that any such discussions are tied to the changes in results of operations experienced during the relevant period.
Registrant’s Response:
In addition to the disclosure that you reference on page 15 of the Form 10-Q for the period ended June 30, 2008, we would also like to refer you to the discussion on page 17 regarding impairment losses and restructuring charges in Item 2, “Results of Operations — Three Months ended June 30, 2008 and June 30, 2007”. Here we disclose the impact of the closure of our Big Spring, Texas location on our results of operations for the three months ended June 30, 2008, as well as the driving forces behind the closure. It is stated that “we recorded $1.1 million related to the impairment of property, plant and equipment at our Big Spring, Texas location which is expected to close in August 2008. The expected closure of our Big Spring, Texas facility was driven by market conditions, namely recruiting challenges in this location, which impacted the profitability of the site and management determined it was in our long-term interest to close the location.” It is our belief that this disclosure provides the readers of the Form 10-Q with insight into the reasons for the expected closure and the impact on our results of operations during the period. Similar disclosure is made regarding the impact on our results of operations for the six months ended June 30, 2008 on page 18 of the Form 10-Q. This closure was not indicative of any larger known trends, beyond management’s ongoing assessment of site performance.
With regard to your comment about the planned facility openings in Arkansas and the Philippines, we did not include information regarding the affect on our results of operations for the period ended June 30, 2008 since these openings did not have a significant impact on our results during the period. In future filings, we will ensure that we highlight the drivers behind these openings and that any discussions of larger known trends are tied to the changes in results of operations during the relevant period.
Definitive Proxy Statement on Schedule 14A filed March 20, 2008
Compensation Discussion and Analysis
How Individual Forms of Compensation are Structured and Implemented to Reflect the Named Executive Officer’s Individual Performance and Contribution, page 11

2.	Please refer to prior comment number 9. You indicate in your response that individual performance goals were “extremely specific”, although this is not evident from your disclosure in the proxy statement. Nor is it evident how the bonus awarded to each executive officer that received one was determined in light of his or her performance. Please ensure that your future filings not only disclose individual performance goals but also disclose how you analyzed individual performance in arriving at the bonuses that were awarded. This is true even if the performance metrics are identical for each executive officer.
Registrant’s Response:
The Company acknowledges that disclosure about how the Company analyzed individual performance to determine incentive compensation for its named executive officers is useful to the readers of the proxy statement. In future filings, we will not only disclose individual performance goals (except in cases where the individual performance goals are competitively sensitive, in which case we will explain the relative difficulty of achieving them) but also disclose how we analyzed individual performance in arriving at bonuses that were awarded.
3.	Please refer to prior comment number 10. We reissue our comment that compensation discussion and analysis should be sufficiently precise to identify material differences not only in compensation policies but also in decisions for individual named executive officers, where appropriate. Thus, even where the same policy is applied, to the extent it results in a decision that is materially different than in the case of the other executive officers, that decision should be discussed. In this regard, we note that you used a peer group to compare your decision to pay your chief executive more than twice the amount of your next highest paid named executive officer. Tell us how this measure compares against the peer group and whether it also falls around the 50th percentile. To the extent there is a material difference in the compensation of your chief executive officer as compared to the benchmarking group, this difference should also be discussed.
Registrant’s Response:
The Company used an executive compensation consultant to measure the compensation paid to all of its named executive officers against a group of its industry peers. The peer analysis was completed on each element of compensation, including base pay, bonus awards and equity awards. The Company determined that it would pay its Chief Executive Officer at approximately the median rate of its peer group. The compensation package provided to the Chief Executive Officer was slightly below the 50th percentile in base pay, slightly above the 50th percentile for his incentive cash compensation opportunity, and slightly above the 50th percentile in equity based compensation. The Compensation Committee made the determination that it would weight the elements of the Chief Executive Officer’s compensation toward incentive-based and equity compensation to align his personal interests with those of the Company’s shareholders. For each element of compensation, including base pay, bonus awards and equity awards, the Chief Executive Officer’s pay very closely approximated the median range of the industry peer group. The Company used the same benchmarking techniques for its other named executive officers. Additionally, certain of our named executive officers were hired during 2007 and as such their compensation earned during the period on the Summary Compensation Table is proportionate to their length of employment. In future filings, the Company will disclose its policies for determination of compensation for its named executive officers, and in cases where the policy results in material differences between the named executive officers, the Company will disclose the reasons for the differences.
The Role of Executive Officers in Determining Compensation, page 13
4.	We reissue prior comment number 11. Please tell us whether Mr. Jones provided his own performance evaluation and whether he made recommendations regarding base pay increases and short-term incentives with respect to his compensation. In future filings, please ensure that in discussing Mr. Jones’ role in determining executive compensation, you clarify his involvement, if any, in setting his own compensation.
Registrant’s Response:
The Company’s Chief Executive Officer did not have any involvement in the determination of his own compensation. The Compensation Committee of the Board of Directors (“the Committee”) reviewed the report completed by the Company’s executive compensation consultants to determine total compensation. Mr. Jones was not present at this review. The Committee considered input from Mr. Jones regarding his performance during the period and met independently, without any involvement from Mr. Jones, to evaluate his performance and determine his incentive compensation pay. In future filings, we will clarify Mr. Jones’ involvement, if any, in setting his own compensation.
* * * * *
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (303) 262-4149. Thank you for your time and consideration.
Sincerely,
David G. Durham
Executive Vice President, Chief Financial Officer and
Treasurer

cc:	A. Laurence Jones, President and Chief Executive Officer
D. Michael Clayton, General Counsel
Board of Directors of StarTek, Inc.
Amy Seidel, Partner — Faegre and Benson LLP (Outside Legal Counsel)
William Trainor, Partner — Ernst & Young, LLP (Independent Audit Firm)